MASTERBRAND, INC.

One MasterBrand Cabinets Drive

Jasper, Indiana 47546

November 28, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claire Erlanger

Geoffrey Kruczek

SiSi Cheng

Bradley Ecker

Re:	MasterBrand, Inc.
Registration Statement on Form 10-12B
File No. 001-41545

Ladies and Gentleman:

Reference is made to the Registration Statement on Form 10 (File No. 001-41545) (as amended, the “Registration Statement”), filed by MasterBrand, Inc. (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on November 30, 2022, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact Samir Gandhi or Scott Williams of Sidley Austin LLP at (212) 839-5684 or (312) 853-7783, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Gandhi and that such effectiveness also be confirmed in writing.

Sincerely,

MasterBrand, Inc.

/s/ R. David Banyard, Jr.
Name: R. David Banyard, Jr.
Title: Chief Executive Officer

cc:	Hiranda Donoghue, Fortune Brands Home & Security, Inc.
Samir Gandhi, Sidley Austin LLP
Scott Williams, Sidley Austin LLP
Adam Gross, Sidley Austin LLP